SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2008

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NETC4: R$ 20.49/share (Bovespa)
NETC: US$ 13.01/ADR (NASDAQ)
XNET: € 8.24/share (Latibex)
Total Shares: 338,739,120
Market Capitalization: R$ 6.9 billion
Closing Price on July 18, 2008

2008 Second Quarter Earnings Release

São Paulo, July 18, 2008 – Net Serviços de Comunicação S.A. (Bovespa: NETC3 and NETC4; NASDAQ: NETC; and Latibex: XNET), the largest cable company in Brazil and one of the largest in Latin America with integrated services that include Pay TV (“NET”), Digital Video (“NET Digital”), High Definition Digital Video (“NET Digital HD”), bidirectional broadband internet access (“NET Vírtua”) and voice (“NET Fone via Embratel”), today announces its results for the second quarter of 2008 (“2Q08”).

Except where stated otherwise, the following financial and operating information in accordance with the Brazilian corporate legislation (“BR GAAP”) on a consolidated, pro-forma and unaudited basis, including the results of Vivax S.A. (“Vivax”) in Net’s consolidated results, as if the acquisition had actually occurred on January 1, 2007. Financial information according to US GAAP is shown in the footnotes. The differences between the figures in BR GAAP and US GAAP are due to the 13.1% appreciation in the average exchange rate of the Brazilian Real against the US Dollar in the period and the different accounting principles involved. In the latter case, the main differences are presented in the section “Main Accounting Differences between BR GAAP and US GAAP.”

Consolidated Financial Results	2Q08	2Q07	2Q08 x 2Q07
(R$ milhões, exceto onde indicado ao contrário)
Net Revenue	891	701	27%
EBITDA(a)	232	196	18%
EBITDA Margin	26%	28%	-
Net Income	28	31	-10%
Net Debt	475	571	-17%
Net Debt / EBITDA (last 12 months)	0.54x	0.76x	-
Net Debt / EV(b)	0.06x	0.05x	-
Operating Highlights
Homes Passed (thousand)	9,326	8,897	5%
Bidirectional Homes Passed (thousand)	6,767	5,514	23%
Pay TV Client base (thousand)
Connected Clients	2,709	2,304	18%
Penetration over Homes Passed	29%	26%	-
Churn Rate – last 12 months	15.4%	14.4%	-
Digital	730	322	127%
Broadband Client Base (thousand)
Connected Clients	1,798	1,120	61%
Penetration over Bidirectional Homes Passed	27%	20%	-
Churn Rate – last 12 months	17.9%	15.0%	-
Voice Service Client Base (thousand)
Connected Clients	982	354	178%
Penetration over broadband clients base	55%	32%	-
Revenue Generating Units(c) (thousand)	6,220	4,134	50%
Client ARPU (R$/households) (d)	134.87	125.65	7%

(a) EBITDA does not represent an accounting item or cash flow for the periods in question. It should, therefore, not be considered an alternative measure for net income (loss), as an indicator of operating performance or as an alternative to cash flow as a source of liquidity. In addition, the definition of EBITDA may not be comparable to that adopted by other companies.
(b) Enterprise value calculated based on the price of preferred shares at the end of the respective quarters, multiplied by the total number of shares, plus net debt on the same date.
(c) Sum of Pay TV, Digital Video, Broadband and Voice services.
(d) Composed of the sum of gross revenues from subscriptions, PPV and other service-related revenues, divided by the average connected households.

IR	Marcio Minoru Miyakava	Adriana Godinho	Maria Siqueira
Contacts:	55 (11) 2111-2811	55 (11) 2111-2721	55 (11) 2111-2873
	minoru@netservicos.com.br	adriana.godinho@netservicos.com.br	maria.siqueira@netservicos.com.br

2Q08 Earnings Results
July 18, 2008
http://www.ri.netservicos.com.br
Page 2 of 15

EXECUTIVE SUMMARY

The Company continues to pursue its strategy of accelerated growth, generating adequate return to support this growth and ensure excellence in the services rendered.

Accordingly, the Company recently launched Net Digital HD Max, the first Pay TV service in Brazil with content in high definition, which can be viewed whenever and however desired. This product contains high definition programming (“HDTV”), combining the convenience of recording desired content through an internal 160GB hard disc, which allows for up to 100 hours of recording. In addition to the Net Digital content, this product offers premium content in high definition, as was the case with the Euro Cup and will be the case with the 2008 Beijing Olympic Games, in addition to an exclusive channel with non-stop programming in high definition.

The Company also launched the new Net Vírtua broadband portfolio, which now offers speeds of 3, 6 and 12 Mbps, thus, reaffirming its leadership in Brazil’s high-speed connection segment by offering 12 Mbps to all households covered by its bidirectional network. Since the launch of the “Megaflash” portfolio, Net Vírtua was recognized by InfoExame Magazine for the highest average navigation speed and the best cost/benefit ratio in Brazil.

Net Fone.com, a product that combines Vírtua, with fast, stable and unlimited internet connection, and Net Fone, the digital voice service and, depending on the region’s technical feasibility, excellent quality signal on the free channels through its cable network, achieved the mark of 112,000 clients in the quarter. Of this total, 56% received the free channels’ signals through Net’s network, and 44% received only the combination of Vírtua and Net Fone. Though launched recently, product sales have been brisk, showing clients’ appreciation of this new product, which effectively brought a smart alternative in the Brazilian market.

Pay TV subscriber base ended the quarter with 2,709,000 clients, 18% above the same period in the previous year. The Broadband subscriber base reached 1,798,000 clients in 2Q08, a 61% increase over the 2Q07, and the number of Voice subscribers climbed 178% over the 2Q07 to a total of 982,000 clients.

Net Revenue in the quarter was R$ 891.1 million, 27% higher than the R$ 700.9 million in 2Q07. This growth was driven by the 7% increase in the Average Revenue per User (ARPU), from R$ 125.65 in 2Q07 to R$ 134.87 in 2Q08, as well as by the 50% increase in the Company’s Revenue Generating Units (“RGU”).

Operating Costs ended the quarter at R$ 418.9 million, 26% higher than the R$ 333.0 million in 2Q07. As a percentage of revenues, they fell slightly, from 47.5% in 2Q07 to 47.0% in 2Q08. The items that most contributed to the increase were the higher bandwidth consumption for Internet service as a result of the larger NET Vírtua client base, higher expenses with call center and personnel, required to meet the growing demand for client service, maintenance and installation, while maintaining the quality of the services provided.

Selling, General and Administrative expenses (SG&A) totaled R$ 233.0 million, 7% higher than the R$ 218.4 million in 2Q07. As a percentage of net revenue, they declined from 31.2% in 2Q07 to 26.1% in 2Q08. Selling Expenses and General and Administrative Expenses rose 39% and 16%, respectively, over the 2Q07, offset by the 70% reduction in Other Revenue/Expenses due to the increase in such expenses in 2Q07, as a result of the accounting reconciliation conducted at Vivax after it was acquired by the Company.

EBITDA in the quarter totaled R$ 231.8 million, and EBITDA margin remained at 26%, 18% more than the R$ 196.5 million in 2Q07. Even considering the Company increased sales expenses due to a higher number of net additions and high sales of the new product, Net Fone.com, this result remains within the Company’s positive range for its accelerated growth strategy, focused on continuous improvement in the quality of services rendered.

OPERATING PERFORMANCE

• Revenue Generating Units (“RGUs”), defined as the sum of all the services offered by the Company, grew 50% to end the quarter at 6,220,000 RGUs. This growth was due to the expansion of all services client base, particularly for the broadband service.

• Pay TV net additions totaled 148,800 new clients, 86% higher year-on-year. The Company ended the quarter with a subscriber base of 2,709,000 clients, an 18% increase over the 2Q07. The Digital Video client base reached 730,000 clients, growing by 127% over 2Q07 and a 27% penetration over the total Pay TV base. Churn rate in the past 12 months was 15.4% , higher than the 14.4% in 2Q07 and already reflects the return to the levels before the increase in the 4Q07 and the 1Q08 as a result of the acquisition of Vivax, which had a less strict disconnection policy than the Company’s. Of the total number of disconnections, 67% were voluntarily requested by clients due to address change to areas not covered by the Company.

2Q08 Earnings Results
July 18, 2008
http://www.ri.netservicos.com.br
Page 3 of 15

• Broadband net additions totaled 210,700 new clients, and the total base reached 1,798,000 subscribers, representing a 61% rise year-on-year. Accordingly, penetration reached 27% of bidirectional households. Churn rate in the past 12 months rose from 15.0% to 17.9% in the quarter, but within the levels before the Vivax consolidation, as in the case of Pay TV.

• Voice net additions totaled 264,500 new clients, 174% higher than in 2Q07. The client base ended the quarter with 982,000 clients, a 178% increase year-on-year. The penetration over Net Vírtua users reached 55%, showing that clients consider the product a quality and competitively priced alternative in the residential market. Here, we highlight the performance of the new product, Net Fone.com, which, in just one quarter of its launch, reached the mark of 112,000 clients.

ANALISYS OF CONSOLIDATED FINANCIAL RESULTS

1. Gross revenue1 in the quarter was R$ 1,164.1 million, 28% up on the R$ 906.5 million registered in 2Q07, chiefly due to the increased number of connected households and the migration of clients to higher value-added packages. After the injunction obtained by the Brazilian Pay TV Association in favor of charging for additional connections, the Company could charge this fee, resulting in no impact on its total revenue. The matter will be submitted to public hearing by Anatel and the Company will wait for the final decision from the authorities.

1.1. Subscription revenue2 in the quarter was R$ 1,032.4 million, 24% more than the 2Q07 total of R$ 830.6 million. This increase was driven by the higher number of RGUs and the migration to higher value-added packages.

1.2. Hook-up revenue3 was R$ 16.8 million in 2Q08, growing 236% over the R$ 5.0 million in 2Q07, mainly due to the increased sales of Net Fone.com and Net Digital HD Max.

1.3. Pay-per-view (“PPV”)4 revenue was R$ 20.7 million in 2Q08, against R$ 23.5 million in 2Q07. Although PPV sales were higher than in 2Q07, the revenue was lower as a result of the changes in suppliers’ contracts, most of which have now become shared-revenue contracts, net of costs. Without this change, PPV revenue would have been R$ 33.3 million, or a 42% increase over the 2Q07.

1.4. Other Revenues5 rose from R$ 47.5 million in 2Q07 to R$ 94.1 million in 2Q08, representing a 98% increase, mainly due to the growth in revenue from voice services.

2. Sales Deductions6 in the quarter stood at R$ 272.9 million, 33% more than the R$ 205.6 million in 2Q07. This increase is due to a larger subscriber base and the higher growth in broadband revenue, which is taxed at a higher ICMS rate. As a percentage of gross revenue, Sales Deductions grew from 22.7% in 2Q07 to 23.4% in 2Q08.

3. Net Revenue7 ended the 2Q08 at R$ 891.1 million, 27% higher than the R$ 700.9 million in 2Q07.

4. Operating Costs8 totaled R$ 418.9 million in the quarter, against R$ 333.0 million in 2Q07, declining from 47.5% to 47.0%, as a percentage of net revenue. The main variations are explained in the items below:

4.1. Programming and Royalties9 costs climbed 11%, from R$ 185.6 million in 2Q07 to R$ 205.9 million in 2Q08. The main reasons for this increase are the 18% growth in the Pay TV client base in the period and the contractual adjustment of costs of certain channels. As a percentage of net revenue, Programming and Royalties costs declined from 26.5% in 2Q07 to 23.1% in 2Q08.

____________________________________
1 In US GAAP, Gross Revenue grew by 54.8%, from US$ 454.7 million in 2Q07 to US$ 703.7 million in 2Q08.
2In US GAAP, Subscription Revenue grew by 50.3%, from US$ 415.2 million in 2Q07 to US$ 624.0 million in 2Q08.
3 In US GAAP, Hook-up Revenue grew by 971.6%, from US$ 1.0 million in 2Q07 to US$ 10.7 million in 2Q08.
4 In US GAAP, PPV Revenue rose by 5%, from US$ 11.9 million in 2Q07 to US$ 12.5 million in 2Q08.
5 In US GAAP, Other Revenues increased by 112.3%, from US$ 26.6 million in 2Q07 to US$ 56.5 million in 2Q08.
6 In US GAAP, Sales Deductions grew by 64.8%, from US$ 100.1 million in 2Q07 to US$ 165.0 million in 2Q08.
7 In US GAAP, Net Revenue rose by 51.9%, from US$ 354.6 million in 2Q07 to US$ 538.7 million in 2Q08.
8 In US GAAP, Operating Costs grew by 52.7%, from US$ 166.2 million in 2Q07 to US$ 253.8 million in 2Q08.
9 In US GAAP, Programming and Royalties increased by 33.1%, from US$ 93.4 million in 2Q07 to US$ 124.3 million in 2Q08.

2Q08 Earnings Results
July 18, 2008
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Page 4 of 15

4.2. Network Maintenance and Subscriber Costs10 grew from R$ 28.6 million in 2Q07 to R$ 38.5 million in 2Q08, a 35% increase driven by increased post rentals and the fleet increase. As a percentage of net revenue, these represented 4.3% in the quarter.

4.3. Loyalty Marketing costs11 totaled R$ 3.9 million in 2Q08, against R$ 3.7 million in 2Q07, representing a 7% growth, chiefly due to the higher spending with printed and electronic programming guides. As a percentage of net revenue, they remained stable at 0.4% .

4.4. Payroll and Benefits costs rose 85%, from R$ 30.4 million in 2Q07 to R$ 56.0 million in 2Q08, mainly driven by the 46% growth in field services personnel and the collective bargaining agreement in July 2007. As a percentage of net revenue, these expenses rose to 6.3% in 2Q08, compared to 4.3% in 2Q07.

4.5. Other Operating Expenses12 grew from R$ 84.7 million in 2Q07 to R$ 114.3 million in the quarter, equivalent to a 35% growth in the period. This increase is mainly related to the higher bandwidth consumption due to the larger Net Vírtua client base and the increase in call center expenses. As a percentage of net revenue, these expenses increased from 12.1%, in 2Q07, to 12.8%, in 2Q08.

5. Selling General and Administrative Expenses13 (SG&A) totaled R$ 233.0 million in the quarter, a 7% increase over the R$ 218.4 million in 2Q07, driven by the variations below:

5.1. Selling Expenses14 reached R$ 91.5 million in 2Q08, a 39% rise over the R$ 65.7 million in 2Q07. As a result of the focus on accelerated growth, sales commission expenses went up as marketing efforts were intensified to promote Net Fone.com through new media campaigns. As a percentage of net revenue, selling expenses grew to 10.3% in 2Q08 against 9.4% in 2Q07.

5.2. General and Administrative Expenses15 grew from R$ 110.7 million in 2Q07 to R$ 128.8 million in the quarter, rising 16% mainly due to the increase in staff strength and systems maintenance expenses. As a percentage of net revenue, they declined from 15.8% in 2Q07 to 14.5% in the quarter.

5.3. Other Administrative Expenses16 fell 70%, to a total of R$ 12.7 million in 2Q08, against R$ 42.0 million in 2Q07. This fall was due to non-recurring equalization of Vivax’s accounting estimates for fiscal and labor contingencies made during the consolidation of Vivax, which increased said expense in 2Q07.

6. Bad Debt Expenses17 stood at R$ 7.5 million in 2Q08, 11% lower than the R$ 8.4 million in 2Q07. As a percentage of gross revenue, they fell from 0.9% in 2Q07 to 0.6% in 2Q08. The main reason for this reduction was the implementation of the Company’s billing practices in Vivax operations, where the disconnection of delinquent clients used to take longer, therefore generating a higher delinquency rate. We also intensified collection efforts through campaigns for recovery of past debts.

7. EBITDA18 (Earnings Before Interest, Tax, Depreciation and Amortization) totaled R$ 231.8 million in the quarter, with EBITDA margin at 26%, 18% higher than R$ 196.5 million in 2Q07. Even considering that the Company had sales expenses increased due to the superior number of net additions and the high sales of the new product, Net Fone.com, this result is considered positive by the Company within its accelerated growth strategy focused on continuous improvement in the quality of services rendered.

8. Depreciation and Amortization19 expenses in 2Q08 totaled R$ 151.2 million, against R$ 145.0 million in 2Q07, an increase of 4%. This result is due to higher expenses regarding the amortization of goodwill related to the Vivax acquisition, depreciation related to the new billing system, and the acquisition of software and headends.

9. EBIT20 (earnings before interest and taxes) closed the quarter at R$ 80.6 million, an increase of 56.8% over the R$ 51.4 million in 2Q07, showing that the Company’s operating results remain solid.

________________________________________________________
10 In US GAAP, Network Expenses increased by 9.4%, from US$ 17.5 million in 2Q07 to US$ 19.2 million in 2Q08.
11 In US GAAP, Customer Relations expenses rose by 28.2%, from US$1.9 million in 2Q07 to US$2.4 million in 2Q08.
12 In US GAAP, Other Operating Expenses increased by 92.7%, from US$38.3 million in 2Q07 to US$73.9 million in 2Q08.
13 In US GAAP, SG&A expenses increased by 61.1%, from US$87.2 million in 2Q07 to US$ 140.4 million in 2Q08.
14 In US GAAP, Selling Expenses increased by 46.6%, from US$27.0 million in 2Q07 to US$ 39.6 million in 2Q08.
15 In US GAAP, General and Administrative Expenses increased by 50.3%, from US$47.7 million in 2Q07 to US$71.7 million in 2Q08.
16 In US GAAP, Other Administrative Expenses/Revenues grew from a positive US$0.024 million in 2Q07 to a negative US$2.2 million in 2Q08.
17 In US GAAP, Bad Debt Expenses rose by 29.4%, from US$5.3 million in 2Q07 to US$6.8 million in 2Q08.
18 In US GAAP, EBITDA grew by 45.7%, from US$89.0 million in 2Q07 to US$129.6 million in 2Q08.
19 In US GAAP, Depreciation and Amortization grew by 30.2%, from US$51.1 million in 2Q07 to US$66.5 million in 2Q08.
20 In US GAAP, EBIT grew by 21.6%, from US$53.0 million in 2Q07 to US$64.5 million in 2Q08.

2Q08 Earnings Results
July 18, 2008
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Page 5 of 15

NET FINANCIAL RESULT

(R$ thousand)	2Q08	1Q08	2Q07
Net Financial Result	(8,797)	(13,021)	(61,440)

Monetary Indexation, net	(1,204)	(535)	(9)
Gain (loss) on exchange rate, net	25,793	4,853	18,478
Financial expenses	(53,600)	(35,712)	(99,535)
Financial income	20,214	18,373	19,626
Result from the sale of property and equipment	(2,812)	771	(613)
Other (non operating)	289	326	(30)

1. Net Financial Result was an expense of R$ 8.8 million in 2Q08, versus an expense of R$ 61.4 million in 2Q07. This result is due to the following factors:

2. Net Monetary Indexation21 , totaling R$ 1.2 million, due to a higher IGP-M rate used to restate the balance of content suppliers.

3. Net Foreign Exchange Gain (Loss)22 was a net gain of R$ 25.8 million in 2Q08, against a net gain of R$ 18.5 million in 2Q07. This result is mainly due to the appreciation of the Brazilian Real against the US Dollar in the period, which brought a positive result on the balances of contracts with foreign suppliers and foreign currency debt.

4. Financial Expenses23 declined by 46%, from R$ 99.5 million in 2Q07 to R$ 53.6 million in 2Q08. Year-on-year, there was a reduction in the average CDI (interbank rate based on which interest on debentures is set) during the period, and the elimination of the ‘CPMF’.

5. Financial Income24 grew 3%, from R$ 19.6 million in 2Q07 to R$ 20.2 million in 2Q08, due to higher average cash balance in the period and higher revenues from interest and fines charged on overdue subscriptions, as a result of greater collection efforts.

INCOME TAX AND NET INCOME

(R$ thousand)	2Q08	1Q08	2Q07
Income Tax and Social Contribution	(41,671)	(38,172)	(112,442)

Current	(25,576)	(13,277)	(12,752)
Deferred	(16,095)	(24,895)	(99,690)
Constitution of Tax Loss Carryforward and and Temporary Differences	(207)	(6,934)	(78,444)
Goodwill Amortization	(15,888)	(17,961)	(21,246)

1. Income tax and Social Contribution (current and deferred)26 expenses in 2Q08 were R$ 41.7 million, versus R$ 112.4 million in 2Q07, due to the following reasons:

1.1 Current Income Tax and Social Contribution Tax was R$ 25.6 million, against R$ 12.8 million in 2Q07, a 101% increase, due to the rise in the operating income of the subsidiaries.

1.2 Deferred Income Tax and Social Contribution Tax was R$ 16.1 million in 2Q08, against R$ 99.7 million in 2Q07. With the acquisition of Vivax and its scheduled merger with Net Serviços, the expectation of realizing it no longer existed and the tax benefit booked in Vivax was reversed.

2. The Company closed the quarter with Net Income of R$ 27.6 million, against R$ 31.5 million in 2Q07.

______________________________________________________
21 In US GAAP, Net Monetary Indexation rose from a positive amount of US$0.03 million in 2Q07 to a negative amount of US$0.83 million in 2Q08.
22 In US GAAP, Net Foreign Exchange Gain (Loss) grew by 63.6%, from US$9.5 million in 2Q07 to US$15.5 million in 2Q08.
23 In US GAAP, Financial Expenses fell by 16.7%, from US$27.7 million in 2Q07 to US$32.3 million in 2Q08
24 In US GAAP, Financial Income grew by 23.1%, from US$9.9 million in 2Q07 to US$12.2 million in 2Q08.
25 In US GAAP, Income Tax and Social Contribution rose from US$14.5 million in 2Q07 to US$ 31.8 million in 2Q08.
26 In US GAAP, Net Income increase from US$ 26.4 million in 2Q07 to US$ 27.4 million in 2Q08

2Q08 Earnings Results
July 18, 2008
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Page 6 of 15

DEBT, CAPITALIZATION AND LIQUIDITY

R$ Thousand	2Q08	1Q08	2Q07
Short Term Debt	39,155	52,074	13,799

Interests	12,259	32,012	11,858
Finame	26,896	20,062	1,941

Long Term Debt	1,403,240	1,093,820	1,115,658

Debentures 6th issuance	580,000	580,000	580,000
Perpetual Notes	238,785	262,365	288,930
Finame	96,075	81,455	26,728
CCB	170,000	170,000	220,000
Bilateral Loan	318,380	-	-

Total Debt	1,442,395	1,145,894	1,129,456

Cash and Cash Equivalents	966,977	602,040	558,669

Net Debt	475,417	543,854	570,787

US dollar-denominated debt	560,310	264,830	291,475
% of Total Debt	38.8%	23.1%	25.8%
Brazilian real-denominated debt	882,085	881,064	837,981
% of Total Debt	61.2%	76.9%	74.2%

• In June, the Company took out a US$ 200 million loan from Banco Inbursa, which will be paid in three equal installments, with 11-year maturity and annual interest of 7.875% . The amount raised should be used to acquire companies of the BIGTV group and to speed up the Company’s organic growth.

• Gross Debt, which includes accrued interests recognized and the principal, closed the quarter at R$ 1,442.4 million, a 28% increase over the 2Q07. This is due to the loan from Banco Inbursa and the raising of de R$ 21.5 million in Finame financing. As a result, despite the appreciation of the Brazilian Real against the US Dollar, debt denominated in foreign currency climbed from 26% in 2Q07 to 39% in 2Q08.

• Cash, cash equivalents and short-term investments grew 73%, from R$ 558.7 million in 2Q07 to R$ 967.0 million in 2Q08, positively affected by the loan from Banco Inbursa and Finame. Excluding said loans, cash availabilities would have increased by 12%, showing that the Company’s organic growth may be supported by its own cash.

• Accordingly, Net Debt28 in the quarter totaled R$ 475.4 million, against R$ 570.8 million in 2Q07, a 17% decline. As a result, the net debt/EBITDA ratio fell from 0.76x to 0.54x in 2Q08.

• Total Investments (CAPEX) in 2Q08 were R$ 195.0 million, accounting for 21.9% of net revenue. Of the total, 73% were allocated to Client Installations (variable Capex), 14% to discretionary projects and 13% was the fixed portion, mainly destined to IT. This Capex distribution and level show that the Company’s efforts are directed towards the accelerated growth strategy.

• The following table shows the evolution of some of the Company’s main financial indicators:

Financial Ratios	2Q08	1Q08	2Q07
EBITDA / Interest Expenses	6.09	7.43	3.84
Current Ratio	2.07	1.63	1.95
Net Debt / EBITDA	0.54	0.65	0.76
Net Debt/ Enterprise Value	0.06	0.08	0.05

EBITDA / Active Subscribers	$323	$328	$324
Net Revenues/Active Subscribers	$1,206	$1,201	$1,110

CAPITAL MARKET

The Company’s shares traded on the São Paulo Stock Exchange (Bovespa) declined 33% in comparison with the 2Q07 closing price, from R$ 30.23 to R$ 20.30. Average daily traded volume fell from R$ 44 million to R$ 35 million.

In the NASDAQ, the ADRs depreciated by 24% in the period and the traded volume rose by 95%, from US$ 5 million to US$ 10 million.

______________________________________________________
27 In US GAAP, Net Debt, which does not include the interest booked in the period, went from US$ 295.2 million to US$ 290.9 million in 2Q08.

2Q08 Earnings Results
July 18, 2008
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Page 7 of 15

MAIN ACCOUNTING DIFFERENCES BETWEEN BR GAAP AND US GAAP

In US GAAP, all the Revenues were positively influenced by the fall in the US Dollar in relation to Brazilian Real. On the other hand, all the costs and expenses were higher for the same reason. Average exchange rate in 2Q08 was R$ 1.6932, against R$ 1.9479 in 2Q07, a 13.1% appreciation of the Real. In addition, while converting the results and the balance sheet from Brazilian GAAP (BR GAAP) to US GAAP, the U.S. accounting regulations are reflected according to FASB’s (Financial Accounting Standards Board) and SEC’s complementary rules, which resulted in the following differences.

MAIN DIFFERENCES BETWEEN BR GAAP AND US GAAP	2Q08

EBITDA em BR GAAP (R$ million)	231.8

Adjustments that affected EBITDA in US GAAP (R$ million)

Hook-up fee	0.9
Subscribers sign-in costs	(1.8)
Programming costs	0.5
Advanced expenses	0.5
Other	(0.5)

EBITDA in US GAAP (R$ million)	(0.4)

Difference in EBITDA (US GAAP - LS GAAP)	(0.4)

EBITDA in US GAAP (US$ million)	140.1

Net Income in BR GAAP (R$ million)	27.6

Adjustments that affected Net income in US GAAP (R$ million)

EBITDA	(0.4)
Depreciation and Amortization	28.1
Income tax and social contribuition	(8.9)
Other	(1.4)

Net Income in US GAAP (R$ million)	45.0

Difference in Net Income (US GAAP - BZ GAAP)	17.4

Net income in US GAAP (US$ million)	27.4
Sum may not mach due to rounding

• In US GAAP, Hook-up Revenue is deferred by the amount that exceeds client sign-in costs. If the difference is positive, this amount shall be booked and amortized according to the average period the subscriber remained as a client. As a result of loyalty packages, which can exempt clients from hook-up fees, the difference was negative in 2Q08 and the Company did not book any amount. However, due to the deferrals made in previous periods, an amount of R$ 0.9 million was recognized as the deferred hook-up revenue in this quarter, which is the reason for higher revenue in US GAAP in comparison to BR GAAP in the quarter.

• In US GAAP, Client Installation Costs are deferred and include installation materials, payroll and third-party installation services. In BR GAAP, in addition to the items considered in US GAAP, field telecommunications items and vehicle expenses are also deferred. Therefore, in US GAAP, this item was R$ 1.8 million lower than the BR GAAP in the quarter.

• Previous renegotiations of program contract from December 2003 generated discounts conditioned on the settlement of these contracts. In BR GAAP, these discounts were already booked on the date the agreement was settled. In US GAAP, these discounts were deferred and have been booked according to the updated term of each agreement. Due to the booking of these discounts, Programming Costs in US GAAP were R$ 0.5 million lower than in BR GAAP in 2Q08.

• In US GAAP, the difference in costs resulting from the migration of outsourced call center systems was recognized in the 2007 results, whereas under BR GAAP these costs were deferred and are being amortized over 36 months. In 2Q08, revenue totaled R$ 0.5 million.

2Q08 Earnings Results
July 18, 2008
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Page 8 of 15

• As a result of the above-mentioned differences in accounting procedures, EBITDA in US GAAP was R$ 0.4 million less than EBITDA under BR GAAP, totaling R$ 231.4 million (US$ 140.1 million) in 2Q08.

• Under US GAAP, goodwill from the acquisition of companies is not amortized and, in accordance with SFAS 142 “Goodwill and Intangible Assets”, is subject to an annual test to verify if the value of this goodwill is recoverable through future results. Under BR GAAP, goodwill is amortized monthly using the straight-line method, while US GAAP includes the amortization of the acquisition of Vivax and subsidiaries. As a result, Depreciation and Amortization Expenses in US GAAP were R$ 28.1 million lower in 2Q08.

• Under US GAAP, the effective income tax rate on the best income estimate for the current fiscal period is used to calculate the amount of income tax and social contribution due. Under BR GAAP, current and deferred taxes are calculated in accordance with the prevailing tax regulations. As a result, this expense was R$ 8.9 million higher in US GAAP.

• Considering all these differences in accounting procedures, Net Income in US GAAP came to R$ 45,3 million (US$ 27.4 million) in 2Q08, higher than the Net Income of R$ 27.6 million under BR GAAP.

2Q08 Earnings Results
July 18, 2008
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Page 9 of 15

UPCOMING EVENTS

1.	Conference Call – 2nd Quarter 2008 Earnings Release
Date: July 21, 2008
BR GAAP (In Portuguese)
	10:00 a.m. (Brasília)	Telephone: 55 (11) 2188-0188
Replay till July 28, 2008: 55 (11) 2188-0188
Conference ID: NET Serviços
Live webcast at: http://www.ri.netservicos.com.br

BR GAAP (In English):
	11:00 a.m. (Brasília)	Telephone: (1 973) 935-8893
Replay till July 28, 2008: (1 706) 645-9291
Conference ID: 54463948
Live webcast at: http://www.ri.netservicos.com.br
2.	Public Meetings
	São Paulo - APIMEC	Rio de Janeiro - APIMEC
	Venue: Grand Hyatt São Paulo	Venue: Pestana Rio Atlântica
	Av. Nações Unidas, 13.301	Av. Atlântica, 2964-Copacabana
	Date: August 5, 2008	Date: August 8, 2008
	Time: 8:30 a.m. (Brasilia)	Time: 8:30 a.m. (Brasilia)

3.	Expected Dates for Upcoming Results
3rd quarter 2008 --Æ October 21, 2008

The forward-looking statements contained in this document relating to business prospects, projections of operating and financial results, and those related to the growth prospects of Net are merely estimates and, as such, are based exclusively on the Management’s expectations about the future of the business. These forward-looking statements depend, substantially, on changes in market conditions, performance of the Brazilian economy, the industry and international markets and, therefore, subject to change without prior notice.

2Q08 Earnings Results
July 18, 2008
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Page 10 of 15

FINANCIAL STATEMENTS IN BR GAAP – Pro Forma (Unaudited)

Net Serviços de Comunicação S.A.
Income Statemet	2Q08	1Q08	2Q07
Brazilian Corporate Law - (R$ thousands)

Revenues
Subscriptions	1,032,437	974,008	830,560
Sign-on and hookup-up fees	16,843	6,408	5,010
Other Revenues	114,788	103,893	70,970
PPV	20,709	34,078	23,456
Others	94,079	69,815	47,514
Gross Revenues	1,164,068	1,084,309	906,540
Services and other taxes	(272,936)	(254,807)	(205,600)
Net Revenues	891,132	829,502	700,940

Direct Operating Expenses	(418,855)	(395,101)	(332,987)
Programming & Royalties	(205,886)	(204,393)	(185,635)
Network Expenses	(38,514)	(36,050)	(28,601)
Customers Relations	(3,935)	(3,866)	(3,675)
Payroll and Benefits	(56,204)	(45,677)	(30,414)
Other Costs	(114,316)	(105,115)	(84,662)

Selling, General and Adminstrative Expenses	(232,979)	(197,416)	(218,413)
Selling	(91,471)	(68,717)	(65,674)
General & adminstrative	(128,841)	(124,656)	(110,738)
Other income/ (expense), net	(12,667)	(4,043)	(42,001)

Bad Debt Expenses	(7,463)	(11,887)	(8,395)
Non-recurring adjustment	-	-	55,323
EBITDA	231,835	225,098	196,468
EBITDA margin	26%	27%	28%

Depreciation and Amortization	(151,221)	(142,726)	(145,034)
Depreciation	(94,010)	(87,615)	(79,183)
Amortization	(57,211)	(55,111)	(65,851)

Operating Income/(Loss) - EBIT	80,614	82,372	51,434
EBIT margin	9%	10%	7%

Monetary indexation, net	(1,204)	(535)	(9)
Loss on exchange rate, net	25,793	4,853	18,479
Financial Expenses	(53,600)	(35,712)	(99,535)
interest, charges, arrears and fine	(32,397)	(30,305)	(34,440)
interest financial expenses others (suppliers and taxes)	(5,653)	(4,443)	(16,687)
other financial expenses	(15,550)	(964)	(48,408)
Financial Income	20,214	18,373	19,626
Other financial income	20,214	18,373	19,626
Loss on sale of fixed assets	(2,812)	771	(613)
Other (non-operating)	289	326	(30)

Income/(loss) bef. Investees, min.ints.	69,294	70,448	(10,648)
Current income tax	(25,576)	(13,277)	(12,752)
Deferred income tax	(16,095)	(24,895)	(99,690)

Non-recurring adjustment	-	-	154,560

Net Income (loss)	27,624	32,276	31,470

2Q08 Earnings Results
July 18, 2008
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Page 11 of 15

NET Serviços de Comunicação S.A.
Consolidated Balance Sheet	2Q08%		1Q08%		2Q07%
Brazilian Corporate Law (R$ thousand) - non-audited
Assets
Cash & cash equivalents	966,977	17.4%	602,040	11.8%	563,381	11.7%
Account receivable from subscriber - net	151,751	2.7%	143,224	2.8%	127,358	2.6%
Other receivables	73,433	1.3%	45,354	0.9%	18,968	0.4%
Income tax recoverable	56,884	1.0%	33,877	0.7%	22,877	0.5%
Deferred income tax	64,536	1.2%	67,786	1.3%	81,851	1.7%
Prepaid expenses	26,349	0.5%	25,500	0.5%	28,524	0.6%
Inventories	59,002	1.1%	62,489	1.2%	86,711	1.8%
Total Current Assets	1,398,932	25.2%	980,270	19.2%	929,670	19.3%
Investments	1,754,774	31.6%	1,792,864	35.1%	1,842,675	38.2%
Net Property & Diferred	1,983,546	35.7%	1,903,309	37.2%	1,623,768	33.7%
Other Assets	412,844	7.4%	434,887	8.5%	425,219	8.8%
Judicial Deposits	20,963	0.4%	23,855	0.5%	23,419	0.5%
Diferred taxes recoverable	381,071	6.9%	402,777	7.9%	390,210	8.1%
Other receivables	10,810	0.2%	8,255	0.2%	11,590	0.2%
Total Long-term Assets	4,151,164	74.8%	4,131,060	80.8%	3,891,662	80.7%
Total Assets	5,550,096	100.0%	5,111,330	100.0%	4,821,332	100.0%

Liabilities and Stockholders' Equity
Accounts payable to supliers and programmers	302,971	5.5%	300,246	5.9%	245,064	5.1%
Provision for payables	11,174	0.2%	9,786	0.2%	3,519	0.1%
Income tax payable	39,473	0.7%	14,062	0.3%	12,929	0.3%
Short-term debt	33,596	0.6%	31,054	0.6%	8,523	0.2%
Debentres	5,558	0.1%	21,020	0.4%	5,276	0.1%
Payroll accruals	11,658	0.2%	11,529	0.2%	9,118	0.2%
Other payable accounts	270,577	4.9%	212,797	4.2%	191,351	4.0%
Tax accruals	80,722	1.5%	77,246	1.5%	64,672	1.3%
Payroll provision	104,461	1.9%	72,301	1.4%	62,795	1.3%
Other debts	85,394	1.5%	63,250	1.2%	63,884	1.3%
Total Curret Liabilities	675,007	12.2%	600,494	11.7%	475,780	9.9%

Long-term debt	823,240	14.8%	513,820	10.1%	535,655	11.1%
Debentures	580,000	10.5%	580,000	11.3%	580,000	12.0%
	11,825	0.2%	-	0.0%	-	0.0%
Taxes and contributions payable	4,401	0.1%	4,417	0.1%	4,716	0.1%
Provision for contingencies	597,472	10.8%	594,966	11.6%	596,943	12.4%
Future periods results	59,848	1.1%	46,953	0.9%	35,929	0.7%
Total Long Term Liabilities	2,076,786	37.4%	1,740,156	34.0%	1,753,243	36.4%

Total Liabilities	2,751,793	49.6%	2,340,650	45.8%	2,229,024	46.2%

Capital Stock	5,540,345.76	99.8%	5,540,346	108.4%	5,466,968	113.4%
Goodwill reserves	212,142	3.8%	212,142	4.2%	285,520	5.9%
Accumulated Losses	(2,954,185)	-53.2%	(2,981,809)	-58.3%	(3,160,180)	-65.5%
Shareholders' Equity	2,798,303	50.4%	2,770,679	54.2%	2,592,308	53.8%

Liabilities and Stockholders´ Equity	5,550,096	100.0%	5,111,330	100.0%	4,821,332	100.0%

2Q08 Earnings Results
July 18, 2008
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Page 12 of 15

NET Serviços de Comunicação S.A.
Consolidated Statement of Cash Flow	2Q08	1Q08	2Q07
Brazilian Corporate Law (R$ thousand) - non-audited
Cash and cash equivalents, beginning of the period	602,040	569,606	564,767

Results of the period	27,624	32,276	(178,413)
Non-cash items	182,432	174,613	352,138
Exchange losses, monetary indexation and interest expenses, net	(17,507)	4,976	235
Depreciation and Amortization	151,221	142,726	145,035
	-	-	(99)
Diferred income taxes	16,096	24,895	99,689
Estimated liability for tax, labor and civil claims and assesssments	(2,720)	(27,402)	67,765
Interest on loans, net	32,279	30,189	26,531
Gain (loss) on Hedge	933	-	12,469
Result on sale of assets, net	2,130	(771)	1,068
	-	-	(555)

Decrease (Increase) in assets	(48,156)	12,907	3,104
Trade accounts receivable	(8,528)	(10,896)	(10,561)
Recoverable income taxes	(14,144)	22,466	(3,094)
Prepaid expenses	(2,712)	1,190	(86)
Inventories and others assets	3,487	1,467	(11,722)
Other Assets	(26,259)	(1,320)	28,567

Increase (decrease) in liabilities	109,080	(9,536)	85,413
Accounts payables to Supliers and programmers	2,726	(9,021)	152
Income taxes payable	28,887	(20,957)	12,595
Payroll and related charges	32,288	(13,257)	21,641
Sales taxes, accrued expenses and other liabilities	45,179	33,699	51,025

Cash flow from investing activities	(195,116)	(172,318)	(230,958)
	-	(927)	(50,013)
Acquisition of property and equipment	(195,035)	(172,255)	(180,981)
Proceeds from the sale of equipment	(81)	864	36

Cash flow from financing activities	289,073	(5,508)	(32,670)
Issuances	23,759	3,729	28,653
Repayments	(54,206)	(9,237)	(61,323)
	319,520	-	-

Change in cash and cash equivalents	364,937	32,434	(1,386)

Cash and cash equivalents, end of the period	966,977	602,040	563,381

2Q08 Earnings Results July 18, 2008 http://www.ri.netservicos.com.br Page 13 of 15

FINANCIAL STATEMENTS IN US GAAP – Pro Forma (Unaudited)
Net Serviços de Comunicação S.A.
Income Statement	2Q08	1Q08	2Q07
US GAAP (US$ thousand) - non-audited

Revenues
Subscriptions	624,043	560,453	415,214
Sign-on and hookup revenue, net	10,737	4,380	1,002
Gross sign-on and hookup fee revenue	10,190	3,665	299
Deferred sign-on and hookup fee revenue,net	547	715	703
Other Revenues	68,957	59,594	38,467
PPV	12,450	19,625	11,852
Others	56,507	39,969	26,615
Gross Revenues	703,737	624,427	454,683
Services and other taxes	(165,003)	(146,659)	(100,116)
Net Revenues	538,734	477,768	354,567

Direct Operating Expenses	(253,777)	(227,806)	(166,195)
Programming & Royalties	(124,316)	(117,537)	(93,399)
Network Expenses	(19,180)	(16,935)	(17,540)
Customers Relations	(2,376)	(2,229)	(1,853)
Payroll and Benefits	(34,014)	(26,287)	(15,058)
Others	(73,891)	(64,818)	(38,345)

Selling, General and Administrative Expenses	(140,423)	(113,487)	(87,178)
Selling	(55,355)	(39,578)	(34,470)
General & administrative	(77,628)	(71,741)	(53,850)
Other income/(expense), net	(7,440)	(2,168)	1,142

Bad Debt Expenses	(4,446)	(6,830)	(1,762)

EBITDA	140,088	129,645	99,432
EBITDA Margin	26%	27%	28%

Depreciation and Amortization	(73,956)	(66,539)	(46,098)
Depreciation	(66,681)	(59,679)	(43,886)
Amortization	(7,275)	(6,860)	(2,212)
Loss on write-down of equipment, net	(1,674)	444	(306)
Operating Income/(Loss) - EBIT	64,458	63,550	53,028
EBIT Margin	12%	13%	15%

Monetary indexation, net	(833)	94	29
Loss on exchange rate, net	15,501	2,704	9,473
Financial expenses	(32,269)	(21,737)	(27,653)
Financial income	12,235	10,556	9,937
Other (non-operating)	171	187	(3,796)

Income/(loss) bef. tax, investees, min. ints.	59,263	55,354	41,018
Current income tax	(15,436)	(7,606)	1,360
Deferred income tax	(16,401)	(22,132)	(15,898)

Income/(loss) bef. Investees, min.ints.	27,426	25,616	26,480
Minority Interest	-	-	(38)
Net Income (Loss)	27,426	25,616	26,442

2Q08 Earnings Results July 18, 2008 http://www.ri.netservicos.com.br Page 14 of 15

Net Serviços de Comunicação S.A.
Consolidated Balance Sheet	2Q08%		1Q08%		2Q07%
US GAAP (US$ thousand) - non-audited
Assets
Cash & cash equivalents	607,436	16.0%	341,591	10.7%	290,198	10.7%
Short term investments	0	0.0%	2,609	0.1%	2,283	0.1%
Accounts receivable	244,638	6.4%	195,416	6.1%	139,340	5.1%
Inventories	37,064	1.0%	35,727	1.1%	45,312	1.7%
Other	6,440	0.2%	5,502	0.2%	9,650	0.4%
Income tax recoverable	35,734	0.9%	19,368	0.6%	11,877	0.4%
Deferred income tax	8,706	0.2%	17,354	0.5%	27,865	1.0%
Prepaid expenses	16,017	0.4%	14,092	0.4%	14,366	0.5%
Total current assets	956,035	25.2%	631,659	19.9%	540,891	19.9%

Goodwill on acquisition of subsidiaries	1,046,937	27.6%	953,360	30.0%	764,175	28.2%
Net property and equipment	1,204,717	31.8%	1,050,026	33.0%	822,741	30.3%
Other assets	585,755	15.4%	545,724	17.2%	585,969	21.6%
Judicial Deposits	99,619	2.6%	87,808	2.8%	80,220	3.0%
Deferred and recoverable taxes	147,422	3.9%	144,654	4.5%	212,951	7.8%
Intangible assets	328,908	8.7%	305,920	9.6%	287,266	10.6%
Other receivable	9,806	0.3%	7,342	0.2%	5,532	0.2%
Total Long-term assets	2,837,409	74.8%	2,549,110	80.1%	2,172,885	80.1%

Total assets	3,793,444	100.0%	3,180,769	100.0%	2,713,776	100.0%

Liabilities and Stockholders' Equity
Accounts payable to supliers and programmers	129,048	3.4%	116,824	3.7%	127,637	4.7%
Provision for payables	86,793	2.3%	72,656	2.3%	10,222	0.4%
Income taxes payable	23,781	0.6%	6,987	0.2%	6,675	0.2%
Short-term debt	16,896	0.4%	11,470	0.4%	1,008	0.0%
Interest payable	7,701	0.2%	18,302	0.6%	5,415	0.2%
Deferred Revenue	109,627	2.9%	93,104	2.9%	73,460	2.7%
Payroll and contributions payable	7,325	0.2%	6,591	0.2%	4,734	0.2%
Other payables and accruals	140,361	3.7%	100,120	3.1%	120,643	4.4%
Tax accruals	50,693	1.3%	44,149	1.4%	33,571	1.2%
Payroll provision	65,620	1.7%	41,336	1.3%	32,600	1.2%
Other debts	24,048	0.6%	14,635	0.5%	54,472	2.0%
Total Current Liabilities	521,532	13.7%	426,054	13.4%	349,794	12.9%

Long-term debt	517,143	13.6%	293,763	9.2%	278,090	10.2%
Debentures	364,344	9.6%	331,599	10.4%	301,111	11.1%
Deferred sign-on, hookup fee and programming benefit	44,465	1.2%	33,636	1.1%	26,512	1.0%
Taxes and payables and accruals	68,791	1.8%	51,778	1.6%	2,482	0.1%
Total Long-term liabilities	994,743	26.2%	710,776	22.3%	608,195	22.4%

Provision for contigencies	413,736	10.9%	373,907	11.8%	347,757	12.8%

Capital stock - preffered and common shares	3,360,986	88.6%	3,360,986	105.7%	3,323,444	122.5%
Additional paid-in-capital	37,503	1.0%	37,503	1.2%	73,539	2.7%
Accumulated deficit	(1,751,559)	-46.2%	(1,778,985)	-55.9%	(1,895,202)	-69.8%
Accumulated other comprehensive loss, net	216,503	5.7%	50,528	1.6%	(93,751)	-3.5%
Shareholders' equity	1,863,433	49.1%	1,670,032	52.5%	1,408,030	51.9%

Total Liabilities and Shareholders'Equity	3,793,444	100.0%	3,180,769	100.0%	2,713,776	100.0%

2Q08 Earnings Results July 18, 2008 http://www.ri.netservicos.com.br Page 15 of 15

Net Serviços de Comunicação S.A.
Consolidated Statement of Cash Flows	2Q08	1Q08	2Q07
US GAAP (US$ thousand) - non-audited
Cash and cash equivalents, beginning of the period	341,591	319,063	266,786
Results of the period	27,426	25,616	26,442
Non-cash items	108,689	91,833	158,126
Exchange losses, monetary indexation and interest expense, net	16,332	20,122	34,775
Depreciation and amortization	73,956	66,539	46,098
Deferred income taxes	16,403	22,131	15,898
Estimated liability for tax, labor and civil claims and assessments	(1,655)	(15,458)	38,022
Deferred sign-on and hook-up fee revenue	56	8	-
Amortization of deferred revenues	(891)	(998)	(1,155)
Purchase of short investments	2,814	(67)	19,980
Write off and disposal of assets, net	1,674	(444)	(2,485)
	-	-	6,993
Decrease (Increase) in assets	(39,999)	14,062	10,545
Trade accounts receivable	(13,857)	(9,596)	(11,311)
Recoverable icome taxes	(6,611)	13,324	13,968
Prepaid expenses and other assets	(19,531)	10,334	7,888
Increase (decrease) in liabilities	71,436	(10,618)	32,966
Accounts payable to suppliers and programmers	7,434	(1,577)	843
Income taxes payable	17,292	(12,309)	3,437
Payroll and related charges	26,492	(7,791)	11,438
Sales taxes, accrued expenses and other liabilities	20,218	11,059	17,248
Cash flow from investing activities	(118,201)	(98,919)	(182,830)
	-	-	(83,468)
Withdrawals of short-term investments	-	-	(2,066)
Acquistion of property and equipment	(117,939)	(99,419)	(100,617)
Proceeds from the sale of equipment	(262)	500	3,321

Cash flow from financing activities	(18,773)	(3,227)	(15,188)
Issuances	14,400	2,108	739
Repayments	(33,173)	(5,335)	(29,049)
Capital increase	-	-	13,122

Effect of exchange rate changes on cash	35,267	3,781	(6,649)
Change in cash and cash equivalents	265,845	22,528	23,412
Cash and cash equivalents, end of the period	607,436	341,591	290,198

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 18, 2008

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.